AMERICAN METAL & TECHNOLOGY, INC.
633 W. 5th Street, 26th Floor
Los Angeles, CA 90071

November 29, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	AMERICAN METAL & TECHNOLOGY, INC. (the "Company") Application for Withdrawal of Form RW Filed on November 19, 2007 File No. 333-146490

Ladies and Gentlemen:

American Metal & Technology, Inc. hereby respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, the withdrawal of the Form RW, filed on November 19, 2007.

The Company applies for the withdrawal of Form RW because the filing was submitted with an incorrect Form type.  The Company intends to re-file the document with the correct Form type AW with the Securities and Exchange Commission.

If you have any questions with respect to this matter, please contact our counsel, William O'Neal of THE O'NEAL LAW FIRM, P.C., at (480) 812-5058.

Very truly yours,

AMERICAN METAL & TECHNOLOGY, INC.

By:  /s/  Chen Gao

Chen Gao
Principal Executive Officer